UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-845, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Nominee for Chairman and CEO of KB Financial Group Inc.

On October 23, 2014, KB Financial Group Inc. (“KB Financial Group”) disclosed that its Chairman and CEO Nominating Committee (the “Committee”) has decided to recommend Mr. Jong Kyoo Yoon as the nominee for chairman and chief executive officer of KB Financial Group to its board of directors. On October 29, 2014, upon completion of certain qualification verifications, the Committee plans to resolve the proposal nominating Mr. Jong Kyoo Yoon for chairman and chief executive officer of KB Financial Group to its board of directors. Information regarding the nominee for chairman and chief executive officer will be disclosed following a resolution by the board of directors of KB Financial Group.

The nomination for the position of chairman and chief executive officer of KB Financial Group is subject to shareholder approval at the upcoming extraordinary general meeting of shareholders of KB Financial Group scheduled to be held on November 21, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 23, 2014	By:	/s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO